July 12, 2005


Via facsimile to ((404) 873-8707) and U.S. Mail

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street, NW
Suite 2100
Atlanta, GA  30071

Re:	Color Imaging, Inc.
      Revised Preliminary Schedule 14A
      Filed June 24, 2005
      File No. 000-16450

      Amended Schedule 13E-3
      Filed June 24, 2005
      File No. 005-59249

Dear Mr. Dow:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following additional comments on your transaction.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Introduction
1. We reissue comment 6. Please include the information required by
Item 1003(c) for Mr. Wilson.

Item 16.  Exhibits
2. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.
3. Please provide us with an unredacted copy of exhibit (c)(ii).

Preliminary Schedule 14A
General
4. We reissue comment 7 with respect to each potential ratio for the reverse stock split. Revise your proxy statement and proxy card to allow shareholders to separately vote on each potential ratio for the reverse stock split. See Section II.H of Release 34-31326
(October
16, 1992).

Special Factors, page 6
5. We reissue comment 12 with respect to the section "Background of the stock splits." We note this section is not included under the Special Factors.

How will the board select the reverse split ratio?, page 11
6. We reissue comment 17. We note your response directed us to revised disclosure in this section but we are unable to find a discussion of the issues described in our prior comment.
7. We note footnote 4 is included in the table in this section but it is not explained. Please revise.

Is there a possibility that the board will not complete the stock splits?, page 12
8. Please revise the second sentence in the third full paragraph of this section to clarify its meaning.
9. In the last paragraph on this section, it appears that you are not currently in compliance with the traditional leverage ratio on your credit facility; you disclose that this ratio should be 1:1 but your ratio as of March 31, 2005 is .42:1. We note, however, the implication in the last sentence of this section that you are in compliance with the ratio. Please clarify this apparent discrepancy.
If you are not in compliance with the credit facility covenant, please state so and describe how such non-compliance will affect your ability to pay the consideration to shareholders who will be cashed out as a result of the reverse stock split. Make any related revisions, as necessary, under the caption "Stock Splits Proposal" in the Summary Term Sheet.

Special Factors - Opinion of CBIZ Valuation Group

Purpose and content of the fairness opinion, page 25
10. It appears that the equity value per share in each of the discounted cash flow, publicly-traded company, and merger and acquisition analyses as disclosed in your proxy statement does not match the information presented to your board of directors on April
14, 2005 by CVG.  Please reconcile these discrepancies.

Going Concern Fair Value Estimates, page 29
11. Please explain the reasons for the adjustments described in the last paragraph of this section.

Discounted Cash Flow Method, page 29
12. With respect to the first two tables added to this section, please include a column for 2004 information, given that the publicly-traded company analysis uses that information. Also, since the CVG analyses described in the summary of CVG`s opinion show per-share data, please show the number of shares outstanding as of the end of each period so readers may be able to calculate the per-share income information.
13. We reissue comment 42. Please disclose the industry averages we had previously requested. We are also unable to find the revisions described in the second sentence of your response.
14. With respect to the new table setting forth the estimated weighted average cost of capital and the industry composite:
* explain the meaning of the tables and their component information;
* explain how the tables are support the discount rates and multiples used;
* explain the asterisk next to the heading "Industry Composite;"
and
* describe the industries included in each of the SICs used in the industry composite table.
15. We reissue comment 43. Revise this section to show how the information included in the financial projections tables resulted in the values already disclosed.
16. Please disclose the substance of your response to comment 44.
17. Refer to the table under each of the DCF-stand alone basis and DCF-reverse stock split basis. We note that in each of these tables you disclosed figures for a 17% and a 21% weighted-average cost of capital, neither of which is included in the April 14, 2005 presentation by CVG to your board of directors. Please explain.

Publicly-traded Company Analysis, page 32
18. Refer to prior comment 45. Please revise the new table in this section to include the market value, the EBITDA and the net income for each comparable company. Also, revise to disclose the period which the data represents for each comparable company. Finally, disclose the source of the information.

Merger and Acquisition Analysis, page 33
19. Please revise the new table to show the acquiror in each of the six listed transactions and explain the meaning of the term "BEV." Also, disclose the substance of the second sentence of your response to comment 47 and explain how, if at all, the remaining transactions were used in the analysis.

Liquidation Analysis, page 35
20. It appears that the subtotals and totals in this table do not add up as you have presented them. Please revise or advise. Also, please show the footnotes below the table in the table.

Premium Analysis, page 35
21. Please explain the meaning of the first line-item in the new table.

Conclusion, page 36
22. Please revise the table in this section to show the results of the liquidation analysis.




Information of certain persons, page 51
23. Please revise the last cross-reference included in the first paragraph of this section as it appears that the section referenced is no longer in the proxy statement.
24. We reissue comment 64 with respect to footnote 3, which is included in the table.
25. It appears that the beneficial ownership of Mr. Jui-Chi Wang may
be overstated. We note that Mr. Wang has beneficial ownership of 4,500,000 shares held of record by CFI, 738,200 shares held directly by Mr. Wang, and 43,750 shares underlying options exercisable within
60 days, all of which add up to 5,281,950 shares instead of
5,508,200
shares currently disclosed.  Please revise or advise.

*       *       *       *
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


??

??

??

??

Robert F. Dow, Esq.
Arnall Golden Gregory LLP
July 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE